Exhibit 2.1

Execution copy

share Sale and purchase Agreement

between

MDC Partners UK Holdings Limited

and

forsman & bodenfors ek. för.

regarding the shares in

forsman & bodenfors ab

dated

27 june 2016

Table of contents

1	background	3
2	Definitions	3
3	SALE and Purchase	3
4	INITIAL PURCHASE PRICE and supplemental Purchase Price	3
5	adjustment, Closing account and payment provisions	6
6	Conditions Precedent	9
7	Covenants Prior to Closing	11
8	Closing	13
9	seller’s Warranties	15
10	buyer’s warranties	26
11	Covenants after Closing	27
12	Indemnification and limitation of indemnification	29
13	Confidentiality	32
14	MISCELLANEOUS	33
15	Governing Law	36
16	dispute resolution	36

Schedules

schedule A	Net working capital
schedule b	pbt 2015
Schedule 2	Definitions
SCHEDULE 6.1.1 (g)	Service Agreements
schedule 7.3.1 (c)	documentation regards disposal of norwegian affiliations
schedule 8.3.1 (c)	retirements of directors
schedule 9.1.1	data room documents (digital form)
schedule 9.5.1	list of minority shareholdings
schedule 9.6.4	Group Companies’ corporate documents
schedule 9.8.1	annual accounts
schedule 9.8.2	interim financial statements
SCHEDULE 9.15.2	KEY EMPLOYEES
schedule 9.15.6	liabilities to former employees etc.
schedule 12.1.3	specific indemnities

This share sale and purchase agreement (the “Agreement”) is made between:

(1)	Forsman & Bodenfors ekonomisk förening, reg. no. 769615-3720, an association organized under the laws of Sweden, having its registered address at Kyrkogatan 48, P.O. Box 2526, SE-403 17 Göteborg, (the “Seller”); and

(2)	MDC Partners UK Holdings Limited, a company organized under the laws of the United Kingdom, (the “Buyer”).

Each of the Seller and the Buyer is hereinafter referred to as a “Party” and jointly as the “Parties”.

It is agreed as follows:

1	background

1.1	Forsman & Bodenfors AB, 556427-9478, (the “Company”), is a company organized under the laws of Sweden, having an issued and registered share capital of SEK 11,200,000, divided into 11,200,000 shares. The business of the Company comprises consultancy business in the areas of marketing and advertising, production of journalistic work and information, management and trade with real estate, art and securities.

1.2	The Seller owns all issued 11,200,000 shares in the Company (the “Shares”), equal to 100 per cent of the issued share capital of the Company.

1.3	The Seller agrees to sell, and the Buyer agrees to purchase the Shares on the terms and conditions set out in this Agreement.

2	Definitions

2.1	In this Agreement, the defined terms shall have the meanings ascribed to them in Schedule 2.

3	SALE and Purchase

3.1	On the terms and subject to the conditions under this Agreement, the Seller agrees to sell the Shares to the Buyer and the Buyer agrees to purchase the Shares from the Seller.

4	INITIAL PURCHASE PRICE and supplemental Purchase Price

4.1	Initial Purchase Price

4.1.1	The initial purchase price for the Shares shall be 1,900,000 MDC Shares valued at a price per MDC Share determined pursuant to Section 4.3 (the “Initial Purchase Price”). MDC Partners will deliver to the Seller a stock certificate for such MDC Shares at or promptly (but not later than 5 business days) following Closing.

4.2	Supplemental Purchase Price

4.2.1	The Buyer shall pay the Seller a supplemental purchase price in value equal to the sum of the calculation while using the formula in this Section 4.2 (the “Supplemental Purchase Price”). The Supplemental Purchase Price shall be calculated according to the following formula:

[6.0 x (PBT 2015 + PBT 2016)] – (Initial Purchase Price + Holdback Amount)

4.2.2	If the calculation of the Supplemental Purchase Price results in an amount less than zero, the Supplemental Purchase Price shall be deemed to be zero, and there shall be no requirement for the Seller to repay such negative amount.

4.3	Determination of number of MDC Shares, time of valuation and appointment of a securities broker

4.3.1	In connection with any Stock Payment, the Buyer shall procure MDC Partners to file a prospectus supplement with the SEC in accordance with Rule 424 under the Securities Act effective to register the resale by Seller of its MDC Shares and the Seller and a reputable international securities broker (the “Broker”) shall enter into a brokerage agreement in the form reasonably acceptable to the Buyer and the Seller (in each case, a “Brokerage Agreement”). The Seller covenants and agrees that any sale or other transfer of MDC Shares as permitted by the terms of this Agreement shall be (a) conducted strictly in accordance with applicable securities laws, rules and regulations; (b) pursuant to a registration statement under the Securities Act or under Rule 144 of the Securities Act; (c) effected only through the Broker in accordance with the terms and conditions of the Brokerage Agreement and the trading guidelines to be agreed from time to time among Seller, Broker and MDC Partners; and (d) in an orderly market manner as determined at the reasonable discretion of MDC Partners. Without limiting any other provisions of this Agreement or the Brokerage Agreement, the Seller will discuss with MDC Partners its contemplated plans for the orderly sale, retention or other transfer of any MDC Shares.

4.3.2	The value of any MDC Share issued pursuant to a Stock Payment shall be determined at the close of business on the 90th trading day following issuance or, with respect to the Initial Purchase Price, the 90th trading day following the termination of the Lock-Up Period (the ”Trading Period”), and in all cases shall equal (i) the actual net (e.g. after fees, commissions or other costs relating to the Broker or otherwise to the holding and/or selling of such MDC Shares) sale proceeds of such MDC Shares, with respect to MDC Shares sold during the Trading Period in accordance with Section 4.3.1, plus (ii) any cash dividends paid for Seller’s account in respect of MDC Shares during a Trading Period, plus (iii) the volume weighted average price of MDC Shares traded during the last 5 trading days of the Trading Period, with respect to any MDC Shares Seller elects to retain. If Seller is unable to sell the MDC Shares due to legal restrictions or the restrictions set out herein, this shall not be considered as Seller having elected to retain such MDC Shares. Further, during the Lock-Up Period, the Seller will not (x) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, the Restricted Shares (as defined below); or (y) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Shares. The foregoing restriction is expressly agreed to preclude the Seller from engaging in any hedging or other transaction which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Restricted Shares. Such prohibited hedging or other transactions would include without limitation any short sale or any purchase, sale or grant of any right (including without limitation any put or call option) with respect to any of the Restricted Shares or with respect to any security that includes, relates to, or derives any significant part of its value from the Restricted Shares.

4.3.3	Notwithstanding anything to the contrary in this Section 4, Seller shall not sell or otherwise dispose of any MDC Shares if, after giving effect to the value of such sale and all prior sales in accordance with Section 4.3.2, the Seller would have received (i) Initial Purchase Price exceeding SEK 255,000,000 or (ii) Initial Purchase Price, Holdback Amount and Supplemental Purchase Price in the aggregate exceeding the lesser of (x) SEK 467,500,000 or (y) the initial amount of Supplemental Purchase Price plus SEK 297,500,000. Any MDC Shares restricted from resale pursuant to this Section 4.3.3 shall, in the case of shares restricted by Section 4.3.2 (x), be credited to the payment of the Supplemental Purchase Price as if made at such future date (including any cash dividends paid thereon) or, in the case of shares restricted by Section 4.3.2 (y), be cancelled and/or returned to MDC Partners.

4.3.4	In the event all or part of the Initial Purchase Price is paid via Stock Payment, and the value of the MDC Shares issued in connection therewith determined in accordance with Section 4.3.2 plus any Cash Payment equals less than SEK 255,000,000 (such shortfall, the ”Initial Proceeds Shortfall”), the Supplemental Purchase Price shall be increased by the Initial Proceeds Shortfall at an annualized rate of 2.0%. In the event all or part of the Supplemental Purchase Price is paid via Stock Payment, and the value of the MDC Shares issued in connection therewith determined in accordance with Section 4.3.2 plus any Cash Payment equals less than the initial value of the Supplemental Purchase Price (including any Initial Proceeds Shortfall), the Buyer shall within 5 Business Days following the end of the applicable Trading Period pay to the Seller such shortfall via Cash Payment, it being understood that the Buyer and the Seller shall use their respective commercially reasonable efforts to have final settlement of the Supplemental Purchase Price not later than 1 June 2017.

5	adjustment, Closing account and payment provisions

5.1	Adjustment of the Initial Purchase Price

5.1.1	The Initial Purchase Price shall be subject to adjustment on a SEK-for-SEK basis by any deviation in SEK between the Net Working Capital and the Target Working Capital, the said deviation being the “Adjustment Amount”.

5.1.2	If there is a Working Capital Deficit, then the Buyer may reduce the Initial Purchase Price payable to the Seller by offset such Adjustment Amount primarily against the Holdback Amount and if the Holdback Amount is not sufficient to cover the Buyer’s claim of reduction of the Initial Purchase Price, secondarily against the Supplemental Purchase Price (if any) and if the Supplemental Purchase Price (if any) is not sufficient to cover the Buyer’s claim of reduction of the Initial Purchase Price, claim repayment of the Initial Purchase Price equal to the then remaining Adjustment Amount from the Seller in cash.

5.1.3	If there is a Working Capital Surplus, then the Buyer shall pay to the Seller an Adjustment Amount equal to the Working Capital Surplus.

5.2	Closing Accounts and Buyer’s Calculation

5.2.1	As soon as possible after the Closing, the Buyer shall cause the Group Companies to prepare the Closing Accounts and a written calculation of the amount of the Adjustment Amount and each item thereof (the “Buyer’s Calculation”). The Closing Accounts and the Buyer’s Calculation shall be reviewed by the Buyer’s Auditor and management. The Seller and/or the Seller’s Auditor shall be provided opportunity to participate in such referred review.

5.2.2	The Buyer shall deliver the Closing Accounts and the Buyer’s Calculation, and a written statement of review thereof signed by the Buyer’s Auditor, to the Seller not later than sixty (60) days after the Closing Date.

5.2.3	If the Buyer fails to present the Closing Accounts within above mentioned time, and such failure is not caused by the Seller’s delay or failure to deliver the accounts, books and records of the Group Companies, the Seller shall have the right to prepare the Closing Accounts, at the Buyer’s expense and on the same terms as stated in Section 5.2.1 and 5.2.2. If the Seller prepares the Closing Accounts pursuant to this Section 5.2.3, the Buyer shall on the same terms as the Seller have the right to review and dispute the Closing Accounts in accordance with the Sections 5.2.4 - 5.2.10 herein below.

5.2.4	If the Seller disagrees with the Closing Accounts or the Buyer’s Calculation, the Seller shall submit a written notice thereof to the Buyer, indicating the requested adjustments regarding the Closing Accounts or the Buyer’s Calculation and the reasons therefore as well as the amount that the Seller believe to be the correct Adjustment Amount (the balance between the Closing Accounts or the Buyer’s Calculation, on one hand, and the Closing Accounts or the Buyer’s Calculation considering the aggregate of the amounts disputed by the Seller, on the other hand, being the “Disputed Amount” and such notice being the “Notice of Dispute“). The Notice of Dispute shall be submitted to the Buyer not later than forty-five (45) days after the date of receipt of the Closing Accounts and the Buyer’s Calculation by the Seller. If the Buyer does not receive the Notice of Dispute within such forty-five (45) day period, or receives the written acceptance of the Closing Accounts and the Buyer’s Calculation by the Seller before the expiry of such forty-five (45) day period, the Closing Accounts and the Buyer’s Calculation shall be deemed final and binding on the Parties.

5.2.5	For the purpose of reviewing the Closing Accounts and the Buyer’s Calculation, the Seller and its advisors shall have full access to the personnel, book-keeping material and records of the Group Companies as well as to the internal working papers prepared on behalf of the Buyer or the Group Companies used to set up the Closing Accounts or the Buyer’s Calculation, and shall also have the right to take copies of such material, records and working papers.

5.2.6	The Parties shall in good faith endeavor to resolve the Disputed Amount within fourteen (14) days from the date of receipt of the Notice of Dispute by the Buyer. If such resolution cannot be reached within such fourteen (14) days’ period, the Disputed Amount shall be resolved by the Independent Auditor upon the written request of either Party.

5.2.7	The Parties shall jointly instruct the Independent Auditor that he/she shall (i) act as an expert and not as an arbitrator; (ii) determine the Disputed Amount on the basis of the matters described in the Notice of Dispute and the materials that the Parties submit; (iii) make his/her determination based on the principles set out under Section 5.1 and 5.2 herein; and (iv) render his/her written decision, together with the reasons therefore, in English within thirty (30) days from the submission of the dispute.

5.2.8	Each Party shall be entitled but also obliged to provide the Independent Auditor with documentation and assistance deemed necessary either by the other Party or the Independent Auditor for resolving the Disputed Amount. A copy of any written communication between one Party and the Independent Auditor shall simultaneously be provided to the other Party.

5.2.9	Each Party may dispute the resolution of the Independent Auditor by initiating arbitral proceedings in accordance with Section 16 (Dispute resolution) within fourteen (14) days from the date of receipt of the resolution of the Independent Auditor. If no arbitral proceedings have been initiated within such fourteen (14) day period, or if the Parties have accepted the resolution of the Independent Auditor in writing before the expiry of such fourteen (14) day period, the resolution of the Independent Auditor shall be deemed final and binding upon the Parties.

5.2.10	Each Party shall bear the fees, costs and expenses of its own accountants and the fees, costs and expenses of the Independent Auditor shall be borne by the Party who’s calculations are more inconsistent with the determinations of Independent Auditor.

5.3	Payment of the Initial Purchase Price, Adjustment Amount, Holdback Amount and Supplemental Purchase Price

5.3.1	Each of the Initial Purchase Price, Holdback Amount and Supplemental Purchase Price may be paid by the Buyer, at its option, either (i) all or part as a Cash Payment, or (ii) all or part in the form of a Stock Payment.

5.3.2	The Adjustment Amount shall be paid either by the Seller or by the Buyer, as the case may be, within thirty (30) Business Days from the date of final determination of the Adjustment Amount pursuant to Section 5.1 hereinabove but not later than 9 January 2017. In case payment shall be made to the Seller payment shall be made in form of Cash Payment. In case payment shall be made to the Buyer payment shall be made as set out in Section 5.1.2 hereinabove.

5.3.3	Subject to Buyer’s right to set-off any claims based on Working Capital Deficit and/or Claims, the Buyer shall not later than 3 April 2017 pay SEK 42,500,000 to the Seller in the form of Cash Payment or Stock Payment (the “Holdback Amount).

5.3.4	Subject to Buyer’s right to set-off any claims based on Working Capital Deficit and/or Claims, the Buyer shall within thirty (30) days after final audited of the PBT 2016 pay the Supplemental Purchase Price (if any) in the form of Cash Payment or Stock Payment.

5.3.5	If, and only if and to the extent, at the time of payment of the Holdback Amount and/or the Supplemental Purchase Price, a written Claim has been presented by the Buyer reasonably presenting the amount and the grounds for the Claim (the “Stated Claim”), the Buyer is entitled to withhold an amount equal to the Claim out of the amount that would otherwise be paid out.

5.3.6	Where a Stated Claim is presented in accordance with Section 5.3.5 hereinabove, the Buyer shall release out of the Holdback Amount or the Supplemental Purchase Price (as the case may be) to the Seller an amount equal to the balance remaining after an amount equal to the Stated Claim has been retained from the Holdback Amount or the Supplemental Purchase Price (as the case may be).

5.3.7	Unless the Parties agree otherwise or settle, no later than thirty (30) Business Days from when a Stated Claim is presented, the Buyer shall present to the Seller a request for arbitration (Sw. påkallande av skiljeförfarande) (the “Arbitration Request”) stating the amount in SEK of the Claim to the extent reasonably possible (the ”Final Claim”). If Buyer fails to do so the total remaining Holdback Amount or remaining Supplemental Purchase Price (as the case may be), shall at the time of release of the Holdback Amount or the Supplemental Purchase Price, be released to the Seller within thirty (30) Business Days to the extent no other Stated Claims have been made.

5.3.8	Should the Final Claim be lower than the Stated Claim, an amount equal to the difference between the Stated Claim and the Final Claim shall be released to the Seller within thirty (30) Business Days from the Arbitration Request. Should the Final Claim be reduced during the course of the arbitration proceedings, the Buyer shall pay to the Seller an amount that equals the difference between the Final Claim and the decreased amount of the Claim by way of a Cash Payment or Stock Payment.

5.3.9	If a Stated Claim is presented in accordance with Section 5.3.5 hereinabove and is followed by an Arbitration Request, the Buyer shall be entitled to withhold an amount of the Holdback Amount or the Supplemental Purchase Price (as the case may be) corresponding to the Final Claim until the Parties receive a final and binding decision (Sw. lagakraftvunnen avvisning, avskrivning, beslut eller dom) reached by the arbitration tribunal (or failing its competence, by a competent court), which decision the Parties shall comply with.

6	Conditions Precedent

6.1	Buyer’s Conditions Precedent

6.1.1	The obligations of the Buyer to complete the transaction contemplated by this Agreement shall be subject to the satisfaction or the waiver by the Buyer of the following conditions precedent:

(a)	the Warranties being true and correct at and as of the Closing Date and the Seller shall have performed all of its obligations hereunder required to be performed by it on or prior to the Closing Date;

(b)	no change having occurred, or being threatened, in respect of any of the Group Companies that has resulted or may result in a Material Adverse Effect;

(c)	the Seller having performed or complied with all of the covenants and obligations set forth in Section 7 (Covenants prior to Closing);

(d)	the Seller having procured that no Group Company has any ownership in or control over SMFB Holding AS and SMFB Factory AS respectively;

(e)	the Seller having entered into a Brokerage Agreement on terms and conditions acceptable to the Buyer;

(f)	a shareholders meeting in the Seller having resolved that the Seller shall sell the Shares on the terms and conditions set forth in this Agreement; and

(g)	the Key Employees have confirmed entering into Service Agreements according to Schedule 6.1.1 (g).

6.2	Seller’s Condition Precedent

6.2.1	The obligations of the Seller to complete the transaction contemplated by this Agreement shall be subject to the satisfaction or the waiver by the Seller of the following conditions precedent:

(a)	the Buyer having performed or complied with all of the covenants and obligations set forth in Section 7.1.1 (Best Efforts to Complete) prior to Closing);

(b)	a shareholders meeting in the Seller having resolved that the Seller shall sell the Shares on the terms and conditions set forth in this Agreement; and

(c)	the Key Employees have confirmed entering into Service Agreements according to Schedule 6.1.1 (g).

6.3	Effect of non-satisfaction of Condition Precedent

6.3.1	If the conditions precedent set out in Section 6.1 and 6.2 hereinabove have not been satisfied or waived on or before Closing Date, this Agreement shall, subject to this Section 6.3, terminate with immediate effect and without any further action from either Party.

6.3.2	This Section 6.3 (Effect of non-satisfaction of Condition Precedent) and the Sections 12 (Indemnification and Limitation of Liability); 13 (Confidentiality); 14.5 (Notices); 15 (Governing Law); as well as 16 (Dispute Resolution) shall however survive the termination of this Agreement.

6.3.3	Any action initiated under this Agreement but not consummated prior to the termination of this Agreement shall be governed by this Agreement until consummated.

6.3.4	Nothing in this Section 6.3 shall relieve a breaching Party from liability for any prior breach of its obligations set out in Section 7 (Covenants prior to Closing) or Section 8 (Closing) or limit the non-breaching Party’s right to demand specific performance of such obligations by the breaching Party or, in the absence of such specific performance, compensation for loss.

7	Covenants Prior to Closing

7.1	Best Efforts to Complete

7.1.1	The Parties shall use their respective reasonable best efforts to cause all necessary actions to be taken in order to have the conditions precedent set out in Section6 (Condition Precedent) hereinabove satisfied as soon as possible on or before Closing and to have all actions set out in Sections 8.2 (Actions at Closing); 8.3 (Seller’s actions); and 8.4 (Buyer’s actions) taken timely and properly.

7.2	Authority Approvals

7.2.1	Without limiting the generality of Section 7.1.1, the Buyer has concluded to its best knowledge that no filings for Authority Approvals are required for Closing of the share sale and purchase transaction herein and the Seller has confirmed to its best knowledge that no Authority Approvals are required for completion of the transaction hereunder. Therefore, the Buyer has not taken and will not take any action to ensure any Authority Approvals prior to or after Closing and the Seller cannot hold the Buyer liable in any respect for refraining from such referred actions.

7.3	Conduct of Business between the Annual Accounts and Closing Date

7.3.1	During the period from the last date audited according to the Annual Accounts, i.e. December 31, 2015, until the Closing Date, the Seller has caused and shall cause the Business and all other operations of the Group Companies to be conducted in the Ordinary Course of Business. In particular, and without limiting the generality of the foregoing, unless a prior written consent has been provided by the Buyer, the Seller undertakes to cause each Group Company to:

(a)	maintain its articles of association, deed or certificate of incorporation, by-laws and any other similar document of incorporation in their respective forms on the date of this Agreement;

(b)	arrange for that each of the Group Companies at Closing is free of Debt;

(c)	except as set out in Schedule 7.3.1 (c) refrain from disposing of (whether by one transaction or a series of transactions), pledging or otherwise encumbering the whole or any substantial or material part of its business or undertaking;

(d)	refrain from issuing or agreeing to issue any shares or any securities or granting or agreeing to grant rights which confer on the holder thereof any rights to acquire any shares in the respective Group Company;

(e)	except as disclosed in the Data Room Documents, refrain from making any payment of dividends, group contribution or management fees, or other distribution, including, but not limited to repayment or redemption any of its share capital or other shareholders’ equity, to the Seller;

(f)	refrain from reducing its share capital or other shareholders’ equity; refrain from resolving to be wound up or commencing any general meeting at which a resolution is to be proposed that it shall be voluntarily wound up;

(g)	refrain from acquiring any business by merger, purchasing of substantial assets or equity interests, or by another manner, in a single transaction or a series of related transactions, or entering into any agreement, letter of intent or similar arrangement with respect of the foregoing;

(h)	refrain from any granting of material salary increases to personnel (other than decided at the Company’s board meeting nr. 90/16 on 17 May 2016), or the making of any bonus, profit sharing, pension, retirement or insurance payment, distribution or arrangement to or with any member of the personnel, except for payments that are paid out in the Ordinary Course of Business pursuant to agreements and undertakings in effect at the date of this Agreement or pursuant to binding collective agreements;

(i)	refrain from any termination of the employment or service of any Key Employee or any other direct subordinates to the Key Employees;

(j)	refrain from making any material change in any accounting practices or change in any inventory or working capital management or capital expenditure policies or practices including policies or practice relating to invoicing, debt-collection, write-offs of debt, payables, inventory or similar matters;

(k)	refrain from settling and/or compromising any tax liability, preparing any tax returns in a manner which is inconsistent with past practices with respect to the treatment of items on such tax returns, or filing an amended tax return or claim for a refund of taxes, other than, in each case, in the Ordinary Course of Business;

(l)	refrain from cancelling or waiving any material claims or rights; refrain from permitting the establishment of any Encumbrances over the Business or assets and properties of any Group Company other than those arising by operation of law or in the Ordinary Course of Business;

(m)	refrain from paying their debts in advance of them falling due;

(n)	refrain from terminating any Contract, however, it being understood that a Contract entered into for a fixed term may terminate at the expiry of such term, provided however, that the Group Companies shall pursue new replacing agreements to the extent profitable and consistent with past practices; and

(o)	refrain from making any material single investment or investments outside the Ordinary Course of Business;

8	Closing

8.1	Time and Place

8.1.1	Closing shall take place at the Gothenburg office of Advokatfirman Vinge at 10.30 a.m. on the Closing Date.

8.2	Actions at Closing

8.2.1	It is agreed that the events constituting the Closing of this Agreement shall be regarded as one transaction so that, if one of the Closing events set forth in Section 8.3 (Seller’s actions) or 8.4 (Buyer’s actions) does not occur or is waived, Closing shall only be deemed to have taken place if the Party, who is not responsible for such Closing event taking place, confirms in writing that it accepts that Closing takes place (without any prejudice to its right to compensation for breach of the Agreement).

8.2.2	The Parties shall jointly draft minutes of the Closing and thereby confirm that inter alia all matters and actions that are to occur on Closing have occurred or have been waived to the satisfaction of the Party entitled to waive its rights under this Agreement.

8.3	Seller’s actions

8.3.1	At Closing the Seller shall:

(a)	transfer the Shares and deliver to the Buyer all share certificates representing the Shares, if any, duly endorsed to the Buyer, together with any pertaining dividend coupons;

(b)	deliver to the Buyer the Company’s shareholders’ register, evidencing that the Buyer has been duly entered as the holder of the Shares;

(c)	procure that those Directors set out in Schedule 8.3.1 (c), retire from their respective offices, each such Director acknowledging in writing that he or she has resigned as a director or deputy director of respective Group Company, and that he or she has no claims against the Buyer or the Group Companies for compensation or otherwise in the form acceptable to the Buyer;

(d)	have taken all such measures that are requested by the Buyer in order for the Buyer to hold shareholders’ meetings and board meetings in the Group Companies on the Closing Date, allowing the Buyer to appoint new directors and deputy directors, to appoint company signatories and to make all other decisions required by the Buyer; and

(e)	cause the Company to issue powers of attorney enabling the persons appointed by the Buyer to sign for and on behalf of the Company until new signatories have been duly registered;

8.4	Buyer’s actions

8.4.1	At Closing the Buyer shall:

(a)	against performance by the Seller of the requirements in Section 8.3 (Seller’s actions) pay the Initial Purchase Price as set out in Section 4.1.1 hereinabove; and

(b)	procure that the new Directors and signatories referred to in Section 8.3.1 (c) hereinabove without undue delay are registered with the Swedish Companies Registration Office.

9	seller’s Warranties

9.1	Due Diligence

9.1.1	The Buyer and its advisors have conducted a due diligence review of the Group Companies, during which the Buyer and its advisors have had access to the Data Room Documents, Schedule 9.1.1.

9.2	Declaration of Seller’s Warranties

9.2.1	The Seller hereby makes the representations and warranties set out in Section 9.3 through 9.27 to the Buyer, unless otherwise stated referred representations and warranties having effect as at the Signing and the Closing (the “Seller’s Warranties”).

9.3	Authorization and Execution

9.3.1	The Seller has the full power and authority to enter into this Agreement and to perform the transaction contemplated herein. The execution of this Agreement and each other document delivered in connection herewith by the Seller and the performance by the Seller of the transaction contemplated hereby have been duly and validly authorized by all necessary actions on the part of the Seller and are not in conflict with any articles of association or existing shareholders’ agreements governing or relating to any Group Company. For avoidance of any doubt, including at Closing referred authorizations shall have been obtained according to the provisions in the shareholders’ agreements in the Subsidiaries (i) Forsman & Bodenfors Inhouse AB, (ii) Happy Forsman & Bodenfors AB, and (iii) Kollo AB.

9.4	Corporate Existence and Organization

9.4.1	The Group Companies are duly incorporated and validly existing under the laws of Sweden and have the legal capacity and corporate authority to carry on their business as now conducted and to own, lease and operate all of the assets and properties used in connection therewith.

9.4.2	Neither of the Group Companies has filed, or has had filed against it, any petition for its winding-up of business, is insolvent within the meaning of applicable laws, nor has any petition for receivership or any administration order been presented in respect of any of the Group Companies. Neither Group Company has initiated any proceedings with respect to a compromise or arrangement with its creditors or for the dissolution, liquidation or reorganization of the Group Company or the winding-up or cessation of its business. No receiver or administrative receiver or liquidator has been appointed in respect of any of the Group Company or any of its material assets.

9.5	Ownership

9.5.1	Except as set out in Schedule 9.5.1, all other outstanding shares of the Group Companies, including but not limited to the Shares, are directly or indirectly via the Company owned by the Seller.

9.6	Capitalization of the Group Companies

9.6.1	The Company has an issued share capital of SEK 11,200,000 divided into 11,200,000 shares. All shares of the Company and the Subsidiaries have been duly authorized, validly issued and fully paid and have not been issued in violation of any pre-emption or any other rights and are free of any Encumbrances.

9.6.2	There are no outstanding debt instruments, warrants, participation certificates, subscription rights or other rights or authorizations, which include or may include future rights to the Company’s or the Subsidiaries’ profit or to exercise voting rights in the Company or in the Subsidiaries or any other right which would be vested in a shareholder in the Company or the Subsidiaries and no decision has been taken to issue such instruments.

9.6.3	The Group Companies have not received any unconditional or conditional shareholders’ contributions or any equity or other capital contributions of any nature that may involve any actual or potential repayment obligations of the Group Companies.

9.6.4	Copies of the Group Companies’ registration certificates, articles of association and share registers are attached as Schedule 9.6.4, which copies are true and complete and fully and completely set forth all actions taken and/or required to be recorded therein.

9.7	Books and Records

9.7.1	At Closing all Statutory Books of the Group Companies exist and are in all material respects properly maintained by the Group Companies in accordance with applicable laws.

9.8	Annual Accounts

9.8.1	The Annual Accounts, Schedule 9.8.1, have been prepared in accordance with the Accounting Principles as applied on a basis consistent with that of any preceding periods the last three years. The Annual Accounts are true and accurate in all material respects and present the financial condition and results of operations and the assets and liabilities of the Group Companies.

9.8.2	The unaudited Interim Financial Statements of the Company as per 30 April, 2016, Schedule 9.8.2, present, (bearing in mind that they are interim by nature and not audited which effects inter alia accruals and allocations) in all material respect a true and fair view of the consolidated results of the operation and financial condition of the Group Companies as per referred date. Such unaudited Interim Financial Statements have been prepared in accordance with the Accounting Principles (as applicable).

9.8.3	The accounting records of the Group Companies have been maintained in accordance with applicable laws.

9.8.4	All liquid assets and properties, including bank accounts and cash, are, following Closing, available, free and clear of any Encumbrances and without withholding or deduction for any Taxes or other charges required to be made for them to be available.

9.9	No Debt, Loans or other Financial Facilities

9.9.1	At Closing each Group Company is free of Debt and there are no loans or other financial facilities available to the Group Companies.

9.9.2	There is no event, which gives or after notice or lapse of time, or both, would give any third party the right to call for repayment from any of the Group Companies’ of any loan or other financial facility.

9.9.3	Except for the Dematerialized Floating Charge Certificates, no Group Company has granted any limited floating charges in its business. At Closing no third party is registered in the floating charge register with the Swedish Companies Office Register (Sw. Bolagsverket), as the deemed holder of the Dematerialized Floating Charge Certificates and the Dematerialized Floating Charge Certificates are at Closing under no Encumbrance and free to be used as first priority security by the Company.

9.10	Title to Property and Assets

9.10.1	All assets owned, leased, held or used as of any time by or in the Group Companies or the Business and any such assets to be provided to the Group Companies under any agreement, are sufficient for the business currently conducted and planned to be conducted by the Group Companies, and are available for usage for the benefit of the Business, and are in good operating condition and repair, subject only to ordinary wear and tear, which is not such as to affect adversely the operations of the Group Companies or the Business.

9.10.2	The Group Companies own and have good and marketable title, free and clear from any Encumbrances, to each item of asset (i) reflected in the Annual Accounts, less any asset disposed of after December 31, 2015 in the Ordinary Course of Business, and (ii) acquired on or after January 1, 2016 less any asset disposed of thereafter in the Ordinary Course of Business.

9.11	Intellectual Property and Personal Data

9.11.1	The Group Companies own or hold sufficient and necessary rights to use and have adequately registered any and all Intellectual Property Rights, whether or not recorded on the books of the Group Companies, for the Business currently conducted by the Group Companies.

9.11.2	The Group Companies have complied with the requirements of all licenses for Licensed Intellectual Property.

9.11.3	All employees and consultants, who contributed to the discovery or development of any of the Owned Intellectual Property have fully and finally (without any compensation remaining to be paid) assigned all rights to such Intellectual Property Rights to the Company or to a Subsidiary as the case may be.

9.11.4	The Group Companies have not been notified of any third party challenging the validity of any Intellectual Property Rights. To the Seller’s Knowledge, the operation of the Business, any processes used by the Business and products manufactured by the Business do not infringe on any intellectual property right of any third party. To the Seller’s Knowledge, no third party is infringing, violating or misappropriating any Intellectual Property Rights owned or used by the Group Companies.

9.11.5	Each Group Company has complied in all material respects with the provisions of the Swedish Personal Data Act (Sw, personuppgiftslagen (1998:204)). No notice or allegation has been received by any Group Company from a competent authority alleging that it has not complied with any applicable data protection legislation. No Person has claimed, and to the Seller’s Knowledge no grounds exist for a Person to claim, compensation from any Group Company for breaches of applicable data protection laws.

9.12	Real Estate

9.12.1	No Group Company owns or has owned any real property (Sw. fast egendom).

9.13	Leases of Business Premises

9.13.1	The lease contracts regarding the business premises of each Group Company are valid, in full force and effect and in accordance with their respective terms and conditions and no notice of any default or termination has been sent or received by any of the Group Companies.

9.14	Contracts

9.14.1	All disclosed Contracts listed in Schedule 9.1.1 (Data Room Documents) are to the Seller’s Knowledge valid, enforceable and binding in accordance with their respective terms and there is no other contract or arrangement but the Contracts essential for the Business.

9.14.2	To the Seller’s Knowledge, no counterparty to a Contract has given notice of termination of any Contract.

9.14.3	None of the Group Companies is:

(a)	in default under any provision of any Contract and no event has occurred which, but for the passage of time or giving of notice, would constitute such a default;

(b)	a party to any agreement not made in the Ordinary Course of Business and consistent with past practices;

(c)	except as disclosed in the Data Room Documents a party to any agreement containing any provisions for material price re-determinations or price revision; and

(d)	a party to any agreement not consistent with fair market terms, conditions and prices or with applicable laws and regulations.

9.14.4	No Group Company needs to obtain any specific consent or approval from any contract party, including but not limited to clients, tenants, lessors, to be able to maintain and uphold the Ordinary Course of Business or to execute the contemplated transaction under this Agreement.

9.14.5	At Closing, no counterparty to any Contract has a right to terminate its relationship with any of the Group Companies because of the change in ownership of the Company and/or indirectly the Subsidiaries contemplated by this Agreement.

9.14.6	None of the Group Companies (i) has any outstanding proposals or offers, which are capable of binding acceptance by any Person, except for such proposals and offers made in the Ordinary Course of Business consistent with past practices, or (ii) is bound by any agreement, which cannot readily be fulfilled or performed on time by the specific Group Company in question.

9.15	Employment Matters

9.15.1	All employees and hired consultants are engaged and compensated at fair and reasonable market rates by each Group Company at which each employee or consultant perform services. All entered service agreements within the Group Companies are in compliance with Swedish labor law. All currently hired consultants and duly registered for corporate tax purposes (Sw. innehar F-skattebevis).

9.15.2	The Key Employees are identified in Schedule 9.15.2. There are no other benefits, severance agreements or arrangements with respect to any Key Employee than those disclosed in the Data Room Documents. There are no other material plans or programs relating to retirement, compensation, incentive, bonus or stock options operated by any of the Group Companies for Key Employees, than those disclosed in the Data Room Documents.

9.15.3	No bonus or similar arrangement related to the consummation of the transaction contemplated by this Agreement exists with respect to any employee or hired consultant of any of the Group Companies.

9.15.4	All premiums and other amounts including any Tax payable thereon required to be paid by any of the Group Companies for the purpose of employment benefits including but not limited to pension liabilities of the Group Companies have been fully and timely paid or accrued for and no unfunded pension liabilities exist.

9.15.5	Every transaction by and between any Key Employee, whether directly or indirectly, and the Seller or any Group Company has been made at market value at arm’s lengths and no Tax will be incurred any of the Group Companies due to referred transactions.

9.15.6	Except as set out in Schedule 9.15.6, no Group Company is liable to make any outstanding payment to any former director, officer, employee, board member or adviser by way of damages or compensation for loss of office or employment or for redundancy or unfair or wrongful dismissal or for similar grounds, and no Group Company has any obligation by law to employ or re-employ any Person, including any former employee of any of the Group Companies.

9.15.7	No Group Company has incurred any obligation to take over employees and related obligations and/or liabilities from another employer following an agreement or due to the provisions on transfer of business under section 6 (b) of the Swedish Employment Protection Act (Sw. lagen (1982:80) om anställningsskydd).

9.16	Taxes

9.16.1	The Group Companies have duly and timely filed all Tax returns and other returns and reports required to be filed with the appropriate governmental entities and they are all true, correct and complete in all material respects. All Tax assessed and due by any of the Group Companies have, where applicable, been fully and duly paid and for all Tax assessed but not due, full reserves therefore have been made on the books of the Group Companies. Untaxed reserves (Sw. obeskattade reserver) in each Group Company have been booked in accordance with the Accounting Principles.

9.16.2	No Group Company has been subject to any audit or other examination of Taxes.

9.16.3	No deficiency in payment of Tax in respect of the period up to and including the Closing Date has been, is or will be claimed or made by any Tax authority for any year or part of a year in respect of any of the Group Companies.

9.16.4	All amounts required to be paid by any of the Group Companies for the purpose of Tax, social security, insurance, pensions and other similar costs or benefits relating to employees have been duly and timely paid and all amounts required to be deducted from monies paid to employees for the purposes of Tax, social security, insurance, pensions and other similar costs or benefits relating to employees have been deducted and have been paid to the appropriate governmental entity, and there is no dispute on any issue in respect of any deduction or payment.

9.16.5	At Closing none of the Group Companies has any permanent establishment (Sw. fast driftsställe) or liability of taxation (Sw. skattskyldighet) in any jurisdiction outside Sweden.

9.16.6	The disposal of (i) the Company’s ownership in the Norwegian limited company SMFB Holding AS, and (ii) Forsman & Bodenfors Factory AB ownership in the Norwegian limited company SMFB Factory AS, have been made at fair market value and at arm’s length terms and conditions.

9.17	Insurance

9.17.1	Insurance policies presently in force with respect to the Group Companies have been disclosed in the Data Room Documents and will be maintained and duly in force at least through the Closing Date.

9.17.2	All of the Group Companies are in compliance with the terms and conditions contained in the insurance policies disclosed in the Data Room Documents and nothing has been done or omitted to be done by any Person, which would make any policy or insurance void or voidable, or which may involve any reduction or mitigation of any insurance proceeds under any policy or insurance

9.17.3	No insurance claims are outstanding and no facts exist which, to the Seller’s Knowledge may give rise to more than an insignificant claim under the Company’s insurance policies.

9.18	Environment

9.18.1	Neither any of the Group Companies nor the Buyer, will due to current legislation for the protection of the environment or human health or due to environmental permits, incur or suffer any Loss that can be referred to circumstances that originate in any of the Group Companies’ current or former operations and/or that can be referred to a real property, which any of the Group Companies use or have used.

9.19	Compliance

9.19.1	All necessary governmental/regulatory licenses, consents, permits (including for the avoidance of doubt, environmental permits) and authorizations have been obtained by the Group Companies to enable each of them to carry on its business and all such governmental/regulatory licenses, consents, permits and authorizations are valid and subsisting. The Group Companies have complied with, and is in all respects in compliance with, all those governmental/regulatory licenses, consents, permits and authorizations.

9.19.2	The Group Companies comply with and have at all times complied with and conducted the Business in accordance with, all applicable laws and regulations in all material respects.

9.19.3	There is no controversy or investigation pending or to Seller’s Knowledge threatened or expected with respect to any of the Group Companies or the Business by any governmental agency or authority or any other Person relating, inter alia, to any violation or possible violation of applicable laws and no injunctions, cautions or remarks by authorities have been directed towards the Company and there are no outstanding orders, decrees or judgments in respect of any of the Group Companies.

9.19.4	No circumstances have occurred, which imply or could imply any limitation or restriction in the conduct of the present activities of any of the Group Companies.

9.20	Litigation

9.20.1	No Group Company is engaged in any pending litigation or arbitration proceedings or, to the Seller’s Knowledge, threatened litigation or arbitration proceedings whether as plaintiffs, defendants or otherwise.

9.21	Business

9.21.1	Except for the Company’s holdings in the Subsidiaries, the Company has not conducted any operational business besides the Ordinary Course of Business prior to entering into this Agreement and has no obligations whatsoever other than those incurred in the Ordinary Course of Business and incurred in relation to the holdings of the Subsidiaries.

9.21.2	Except as set out in the Data Room Documents, no Group Company is a party to or bound by any agreement, which limits the freedom of the Group Company to compete in any line of business or with any Person or to transact business with any Person.

9.21.3	Except for the Company’s holdings in the Subsidiaries, the Company has not any interest in any other business entity or association or carries on, or has agreed to carry on, business in partnership or as an equity participant in a joint venture with any other Person. No Subsidiary has any interest in any other business entity or association or carries on, or has agreed to carry on, business in partnership or as an equity participant in a joint venture with any other Person.

9.21.4	No Group Company has entered into any agreement or commitment or is a party to any transaction or arrangement, which is not of an arm’s length nature or not made in connection with the Business.

9.21.5	There is no Encumbrance on the whole or on any part of the Business or assets of the Group Companies and there is no agreement to create any such Encumbrance.

9.21.6	No Group Company is bound by any agreement, which cannot readily be fulfilled or performed by said Group Company on time.

9.21.7	To the Seller’s Knowledge, the Group Companies are not and will not be liable, due to circumstances existing before or upon the Closing Date or related thereto, to compensate for damages caused to third parties by products sold, services rendered or otherwise that have not been properly reserved for in the Annual Accounts or in the Interim Financial Statements.

9.22	Intra Group Arrangements and Payments to the Seller etc.

9.22.1	No Group Company is a party to any contract or arrangement of any kind with any of the Key Employees or any Affiliated Person with a Key Employee, which has not been disclosed in the Data Room Documents or is outside the Ordinary Course of Business.

9.22.2	Unless otherwise agreed in writing between the Buyer and the Seller no payment or disbursement of dividend, whether in cash or in-kind, to the Seller or to the Company shall be made by the Company or any of the Subsidiaries, as the case may be, after the Signing Date.

9.22.3	There are (i) no liabilities, debts or obligations (contingent or otherwise) owed by any of the Group Companies to the Seller, any current or former shareholder in the Group Companies or any Affiliated Person to any referred Person, and (ii) no guarantees or similar commitments issued by any of the Group Companies for obligations owed by the Seller, any current or former shareholder in the Group Companies or any Affiliated Person to any referred Person.

9.23	Business since Annual Accounts

9.23.1	Since the last date audited according to the Annual Accounts through the Signing Date and until and through the Closing Date:

(a)	there has been no material damage, destruction or loss (whether or not covered by insurance) to any material property or asset of any of the Group Companies; and

(b)	no Group Company has committed or agreed to take any action resulting in an event or circumstance specified in this Section 9.23.1.

9.24	Accounts receivables

9.24.1	All receivables shown in the Annual Accounts, Interim Financial Statements and receivables of the Group Companies arising prior to the Closing Date represent bona fide, good and collectible, without restriction or Encumbrance, valid and enforceable obligations arising from sales actually made or services actually performed in the Ordinary Course of Business. Allowances for doubtful accounts in the Annual Accounts and the Interim Financial Statements have been made and are adequate and have been prepared in accordance with the Accounting Principles.

9.25	Product and service liability - third party claims

9.25.1	To the Seller’s Knowledge, no Group Company has produced or sold any product or rendered any service, which does not in all material respects comply with all applicable law, including, but not limited to those related to safety, in force at the time of the production or sale of the product or rendering of the service, or which could otherwise give rise to any product liability or other similar claims under any applicable law.

9.25.2	No Group Company has assumed any representation or warranty outside the scope of the Ordinary Course of Business and except for customary warranty claims for products and services delivered or performed in the Ordinary Course of Business, no third party claims of any kind have been made against any Group Company and there has not to Seller’s Knowledge occurred any circumstance which would give reason to assume that such claims will be made.

9.26	Information and undisclosed liabilities

9.26.1	None of the Warranties, and no document provided to the Buyer by or on behalf of the Seller or the Group Companies, contain any untrue statement of fact or have omitted to state a fact necessary to make the statements contained herein or therein not misleading.

9.26.2	To the Seller’s Knowledge, there are no facts or circumstances relating to the Business of the Group Companies, which have not been disclosed to the Buyer and which could in Seller’s reasonable assessment have been expected to influence the decision of the Buyer to purchase the Shares on the terms and conditions set out and contained in this Agreement.

9.26.3	To the Seller’s Knowledge no Group Company is, or has been, subject to any action by any Person, including but not limited to non-profit organizations, aimed at turning public opinion against the Group Companies’ trademarks, products or services or the Group Companies’ right to run the Business.

9.26.4	Except for (i) those liabilities specifically accrued or reserved against in the Annual Accounts and the Interim Financial Statements, (ii) those current liabilities for trade or business obligations incurred since the date last reviewed in the Interim Financial Statement in connection with the purchase of goods or services by the Group Companies in the Ordinary Course of Business consistent with past practices, (iii) the obligations of the Group Companies to perform the Contracts of the Group Companies, or (iv) liabilities otherwise in the Ordinary Course of Business, none of the Group Companies has any direct or indirect indebtedness, claims, losses, deficiencies, obligations, liens or liabilities, whether known or unknown, liquidated or not liquidated, absolute, accrued, contingent or otherwise, whether or not now due and whether or not of a kind required by the Accounting Principles to be set forth on a financial statement.

9.26.5	Each Group Company has at all times been and is solvent.

9.27	Intermediaries

9.27.1	No broker, finder, advisor or intermediary will be entitled to any fee, commission or other payment of any nature from any of the Group Companies in connection with the transactions set out in this Agreement and no such fees have been charged (even if already paid) to any of the Group Companies after 30 April 2016.

10	buyer’s warranties

10.1	Declaration of Buyer’s representations and warranties

10.1.1	The Buyer hereby makes the representations and warranties set out in Section 10.2 through 10.5 herein below to the Seller, unless otherwise stated referred representations and warranties having effect as at the Signing and the Closing (the “Buyer’s Warranties”).

10.2	Organization

10.2.1	The Buyer is duly organized and validly existing under the laws of its jurisdiction of incorporation and has corporate power and authority and all necessary approvals, authorizations, licenses or permits to carry on their respective businesses.

10.3	Power and Authority

10.3.1	The Buyer has legal and corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby.

10.3.2	The execution of this Agreement and the consummation of the transactions set out hereby do not result in any breach of the articles of association of the Buyer, or require any consent or approval of any shareholders, partners or financiers of the Buyer, which consent or approval has not been obtained.

10.4	Financing

10.4.1	The Buyer has secured financing for any payment required under this Agreement and all necessary actions have been taken by the Buyer to ensure compliance with the provisions of Chapter 21, Section 1 of the Swedish Companies Act (Sw. aktiebolagslagen (2005:551)).

10.5	Buyer Due Diligence

10.5.1	The Buyer has conducted the due diligence and has made its own investigation, assessment and analysis of the Business and the Group Companies to the extent deemed appropriate by the Buyer for the entry into this Agreement and the consummation of the transactions set out herein. The Buyer has such knowledge of and experience in financial and business matters that it is capable of evaluating the merits and risks relating to the Business and the purchase of the Shares.

11	Covenants after Closing

11.1	Covenants of the Seller

11.1.1	The Seller undertakes to assist the Buyer and/or the Company (as the case may be) with diligently supply of necessary or requested documents and information enabling the Buyer to comply with any required filing of documents and information with the US Securities and Exchange Commission (“SEC”) regarding the transactions under this Agreement.

11.1.2	The Seller undertakes for a period of 24 months after Closing Date, not to, whether directly or indirectly without the written consent of the Buyer, assist or have any active interest in, own any assets or shares in or act as agent or as adviser or consultant to or otherwise enter into any relationship with any of the Group Company’s existing clients, any Person subject to any Group Company’s tenders or suppliers of the Group Companies, or to carry out any other activities which compete with the Business.

11.1.3	The Seller undertakes for a period of 24 months after Closing Date, not to, whether directly or indirectly without the written consent of the Buyer, solicit the services of or endeavor to entice away from any of the Group Companies any of its Directors, managers, employees or existing clients or Person subject to any Group Company’s tenders nor to employ any such Person during such period of time.

11.1.4	Should the Seller violate any of the provisions set out in Section 11.1.2 or 11.1.3 hereinabove, the Seller shall at the request of the Buyer pay in cash liquidated damages amounting to SEK one million (1,000,000) per violation. Such referred amount expressly negotiated between the Parties and thereby found appropriate and justified. Should the actual damages be higher than the liquidated damages set forth in this Section 11.1.4, the Buyer shall be entitled to claim damages corresponding to the actual damage (less the liquidated damages). The payment of liquidated damages or other damages does not affect the rights of the Buyer to take other action in relation to a violation of the provisions herein.

11.1.5	The Seller shall, at any time and from time to time after Closing Date, execute and deliver any further instruments or documents and, at its own cost, take all such further action as the Buyer may reasonably request in order to consummate effectively the transaction contemplated by this Agreement.

11.1.6	The Seller shall provide to the Buyer all and any records and documents needed to support all tax returns and filings relating to the Group Companies for all periods still open to tax authority examinations

11.2	Covenants of the Buyer

11.2.1	Subject to approval of the auditor of each Group Company, the Buyer undertakes to cause those Directors who retire in connection with this transaction to be granted discharge from liability for their administration until the Closing Date (or the earlier date of their retirement) at the next annual shareholders’ meeting of such Group Company. For the avoidance of doubt, the grant of discharge in accordance with this Section 11.2.1 will not in any respect release the Seller from Seller’s Warranties, covenants and liabilities under this Agreement.

11.2.2	During the period commencing on the Closing Date and ending on 31 December 2016, the Buyer procures that each Group Company does not take any of the following actions without the prior written consent of the Buyer and the Seller:

(a)	a sale, lease or other disposition of all or substantially all or a significant part of the assets or business of any Group Company, except in connection with (x) a sale, lease or other disposition of all or substantially all or a significant part of the assets or business or stock of MDC Partners (an “MDC Sale”); (y) an MDC Partners debt financing (an “MDC Financing”) or the exercise of a default remedy under any agreement entered into in connection with an MDC Financing; or (z) any transfer by the Buyer or any Affiliated Person of their respective interest in the Company to another wholly-owned subsidiary of MDC Partners (an “MDC Internal Transfer”) (for purposes of this Agreement, in the event of any MDC Internal Transfer, the term the Buyer as used in this Agreement shall include any such transferee);

(b)	a merger, consolidation or amalgamation of the Company or any Subsidiary with and into another legal entity or of another legal entity with and into the Company or any Subsidiary, except in connection with an MDC Sale, an MDC Internal Transfer or an MDC Financing;

(c)	an acquisition by the Company or any Subsidiary of the stock, assets or business of another Person or any investment by the Company of funds or other assets in another Person (other than money market investments or their equivalent);

(d)	any relocation of the Group Companies’ offices in Gothenburg or Stockholm, or to require any Group Company to share office space with another business;

(e)	any change in the name or any assumed or trade name of any of the Group Companies;

(f)	entering into any business other than, or any transaction outside of, the Ordinary Course of Business of the Group Companies and related activities other than a MDC Internal Transfer;

(g)	a fundamental change to the nature of the business of the Group Companies, taken as a whole;

(h)	the formation of any subsidiaries of any of the Group Companies; and

(i)	discontinue any business within the Ordinary Course of Business and will not channel any business reasonably attributable to any Group Company to any other person or entity.

12	Indemnification and limitation of indemnification

12.1	Indemnification

12.1.1	The Seller’s liability relating to the transactions set out in this Agreement shall be governed exclusively by this Agreement.

12.1.2	Subject to the limitations of liability set out under Section 12.3 (Limitation of Indemnification) herein below or elsewhere in this Agreement, if there is an obligation to indemnify, a breach of Seller’s Warranties or a breach of covenants or other provisions in this Agreement and a Claim is made against the Seller in accordance with this Agreement, the Seller shall compensate the Buyer, by way of indemnification or a reduction of the Initial Purchase Price and/or the Supplemental Purchase Price with an amount corresponding to the Loss actually incurred the Buyer as a consequence of Seller’s breach. No other remedy whatsoever under the Swedish Sale of Goods Act (Sw. köplagen (1990:931)), including the right to rescind (Sw. häva), shall be available. The Buyer is entitled to make payments to the Seller by way of set-off of any Buyer’s claim against the Seller under this Agreement.

12.1.3	The Seller shall be liable and indemnify and hold the Buyer and, after Closing, without duplication, any Group Company harmless, from and against any and all Losses and claims in connection with or resulting from the Specific Indemnities set out in Schedule 12.1.3.

12.2	Mitigation and recovery

12.2.1	Each Party shall take reasonable action to mitigate any loss or damage incurred by it.

12.2.2	If the Seller makes any payment to the Buyer as a settlement of a Loss and the Buyer or any of the Group Companies actually receives final recovery from any other Person for the same Loss, the Buyer shall promptly and without request from the Seller repay to the Seller any funds received from the Seller in excess of full compensation for the Loss.

12.2.3	In case of a breach of a provision in this Agreement on the part of the Seller, the Seller shall be entitled to rectify such breach (if capable of being remedied), in each case during a period of thirty (30) Business Days from receipt of a notice from the Buyer. The Buyer shall procure that the Seller is given the opportunity within such thirty (30) Business Day period to remedy the relevant fact, matter or circumstance and shall provide, and procure that each relevant Group Company provides, all reasonable assistance to the Seller to remedy the relevant fact, matter or circumstance. If the Seller has declared that it does not intend to rectify a breach or if the Seller has failed to rectify the breach within said thirty (30) Business Day period, the Buyer may direct a Claim against the Seller, whereby the Buyer’s right in this Agreement to put forward any Claim shall be extended during the period the Seller has the right to rectify hereunder.

12.3	Limitation of Indemnification

12.3.1	Any Claim by the Buyer shall be made in writing to the Seller no later than within ninety (90) days after the Buyer discovers the basis for such Claim, specifying the nature of the Claim and, to the extent possible, the amount of the Loss.

12.3.2	If part of a Claim constitutes a tax deductible item for the Buyer or any Group Company, the recoverable sum from the Seller shall be reduced by an amount equivalent to such tax deductible part of the Claim multiplied by the applicable tax percentage rate.

12.3.3	The Seller’s indemnity obligations under this Section 12 shall remain valid for a period of 18 months following the Closing Date after which date no valid Claim can be made. The Seller’s liability in respect of a Loss shall survive the date at which the Seller’s liability would otherwise terminate pursuant to this Section in case notice of the breach was served prior to such date.

12.3.4	Notwithstanding Section 12.3.3, the liability of the Seller with respect to any breach of this Agreement in relation to Section 9.16 (Taxes) shall remain valid until all assessments relating to events prior to the Closing Date are legally barred from being reviewed, or, if later, 90 Business Days after the final Taxes have been finally determined by the relevant authorities.

12.3.5	The Seller shall not have any liability hereunder unless an individual Loss (or a series of Losses arising from substantially identical facts or circumstances) exceeds SEK 250,000 and the aggregate amount of all such Losses amounts to at least SEK 5,000,000, but if such Losses exceed said amount, the Buyer shall be entitled to claim the entire amount from the first Swedish krona (Sw. från första kronan). The limitations in this Section 12.3.5 shall however not apply to Seller’s breach to indemnify for Specific Indemnities set out in Section 12.1.3 or Seller’s Warranties set out in Sections 9.16 (Taxes); and 9.22 (Intra Group Arrangements and Payments to the Seller etc.).

12.3.6	As to the total amount of the Seller’s indemnity obligation under this Agreement, the total payable liability shall be limited to the Initial Purchase Price. For breaches against Seller’s Warranties the total payable liability shall be limited to an amount of USD 15,000,000.

12.3.7	No limitations set out under Section 12.3 (Limitation of Indemnification) shall however apply to the Specific Indemnities set out in Section 12.1.3 (Specific Indemnities) or any breach of Seller’s Warranties in relation to Section 9.3 (Authorization and Execution); 9.4 (Corporate Existence and Organization); 9.5 (Ownership); 9.6 (Capitalization of the Company) and 9.9 (No Debts, Loans or other Financial Facilities). Claims for any such referred breach may be made by the Buyer without any limitations.

12.3.8	A Claim for breach of the Warranties in relation to which notice has been given, which has not been previously satisfied, settled or withdrawn, shall be deemed to have been withdrawn on the date falling six (6) months after the date on which the Claim was made, unless legal proceedings in respect thereof have been commenced against the Seller in accordance with Section 16 (Dispute resolution).

12.3.9	The Seller shall have no liability in respect of a Claim which is based on a Loss which is contingent, unless and until such Loss becomes an actual liability and is due and payable.

12.3.10	No liability for the Seller shall arise hereunder if and to the extent:

(a)	a Claim is based on any facts, matters or circumstances which have been clearly disclosed in the Data Room Documents;

(b)	a specific provision or allowance to the extent such subject matter has been taken into account in the Annual Accounts or Interim Financial Statements;

(c)	a Claim occurs as a result of (i) a change to the Accounting Principles after the Closing Date, (ii) the passing of any legislation not in force at the Signing Date, or which takes effect retroactively, or (iii) an increase in the tax rate in force on the Signing Date;

(d)	a Claim is caused by a voluntary act, omission or transaction carried out by the Buyer;

(e)	the Loss has otherwise been fully compensated for, made good, received or recovered resulting in no loss of any kind for the Buyer; or

(f)	if the same facts or circumstances are the subject of a Loss under any of the other Seller’s Warranties.

12.3.11	If the Buyer or any Group Company becomes aware of any fact, matter or circumstance which is likely to give rise to a Third Party Claim, the Buyer shall either itself, or shall procure that the relevant Group Company shall:

(a)	without undue delay give notice to the Seller;

(b)	save as for clients of any Group Company, not make any admission of liability and not agree to settle or compromise with any Person in relation thereto, without obtaining the prior written consent of the Seller;

(c)	save as for clients of any Group Company, upon the Seller’s request, allow the Seller the right to dispute and defend the Third Party Claim at the Seller’s expense on behalf of the Buyer or the relevant Group Company and grant and give, and shall ensure that the relevant Group Company will grant and give, to the Seller all authorisations and assistance necessary in order for the Seller to dispute and defend such claim (including the right to make any counterclaims available to the Buyer and the relevant Group Company), and to conduct any litigation resulting therefrom; and

(d)	give the Seller (including its representatives, accountants and advisors) reasonable access during work hours to the personnel of the Buyer and the relevant Group Company and to relevant non-classified premises, accounts, documents and records within their respective possession and to take copies thereof.

12.3.12	None of the limitations of indemnification set out in Section 12.3 (Limitation of Indemnification) shall apply to the extent a Loss is a result of fraud, dishonesty, gross negligence or willful misconduct by the Seller.

13	Confidentiality

13.1	Reciprocal undertaking

13.1.1	Each Party undertakes not to use or disclose any Confidential Information unless (i) required to do so by law or pursuant to any order of court or other competent authority or tribunal (ii) required to do so by any applicable stock exchange regulation or the regulations of any other recognized market place (iii) such disclosure has been consented to by the other Party in writing (such consent not to be unreasonably withheld) or (iv) to its professional advisers (who are bound to such party by a duty of confidentiality, which applies to any information disclosed). If a Party becomes required, in circumstances contemplated by (i) or (ii) herein to disclose any information, the disclosing Party shall use its reasonable endeavors to consult with the other Party prior to any such disclosure.

13.2	Press-release

13.2.1	Notwithstanding Section 13.1.1 hereinabove, the Parties shall make the transactions under this Agreement public by way of press-releases. The publication of any press-releases relating to the transactions under this Agreement is subject to the Parties prior written consent.

14	MISCELLANEOUS

14.1	Announcements

14.1.1	All press releases, public announcements and public relations activities by the Parties with regard to this Agreement or the transactions set out herein shall be mutually approved by the Parties in advance of such release, announcement or activity. A Party shall, however, be free to disclose such information which is required under law or pursuant to any order of court or other competent authority or tribunal or under any applicable stock exchange regulations or the regulations of any other recognized market place.

14.2	Expenses and Fees

14.2.1	Each Party shall bear its own costs and expenses in connection with the preparation and Closing of the transactions contemplated by and set out in this Agreement and no such costs or expenses shall be charged to or paid by any of the Group Companies.

14.3	Entire Agreement

14.3.1	This Agreement represents the entire understanding and agreement between the Parties with respect to the subject matter hereof and supersedes all prior negotiations, understandings and agreements relating to the subject matter hereof.

14.4	Amendments and Waivers

14.4.1	This Agreement may only be amended by an instrument in writing duly executed by the Parties. No change, termination, modification or waiver of any provision, term or condition of this Agreement shall be binding on the Parties, unless it is made in writing.

14.5	Notices

14.5.1	All notices, requests, demands, approvals, waivers and other communications required or permitted under this Agreement must be in writing in the English language and shall be deemed to have been received by a Party when:

(a)	delivered by post, unless actually received earlier, on the third Business Day after posting, if posted within Sweden, or the fifth Business Day, if posted to or from a place outside Sweden;

(b)	delivered by hand, on the day of delivery;

(c)	delivered by fax, on the day of dispatch if supported by a written confirmation from the sender’s fax machine that the message has been properly transmitted.

14.5.2	All such notices and communications shall be addressed as set out herein below or to such other addresses as may be given by written notice in accordance with this Section 14.5.

14.5.3	If to the Seller:

Forsman & Bodenfors ek. för. Kyrkogatan 48 P.O. Box 2526 SE-403 17 Göteborg, Sweden Attention: Erik Sollenberg E-mail: erik.sollenberg@fb.se

with a copy, not serving as notice, to:	Advokatfirman Vinge Box 11025 404 21 Gothenburg Sweden Attn. Fredrik Sonander E-mail: fredrik.sonander@vinge.se

14.5.4	If to the Buyer:

MDC Partners UK Holdings Limited c/o MDC Partners Inc. 745 Fifth Avenue, 19th Floor New York, New York 10151, USA Attn: David Ross E-mail: dross@mdc-partners.com

with a copy, not serving as notice, to:	MAQS Advokatbyrå Mäster Samuelsgatan 20 P.O. 7009 SE-103 86 Stockholm Sweden Attn. Jürgen Conzen E-mail: jurgen.conzen@maqs.com

14.5.5	For the purposes of this Agreement, “writing” or “written” shall include e-mails.

14.6	Assignments

14.6.1	No Party may assign, delegate, sub-contract, or otherwise transfer or pledge or grant any other security interest in or over any of its rights or obligations under this Agreement without the prior written consent of the other Party, except that the Buyer may transfer or assign, in whole or in part, to one or more of its subsidiaries from time to time the right to purchase all or a portion of the Shares, provided that no such transfer will relieve the Buyer of its obligations, or affect the rights of the Seller, under this Agreement. Notwithstanding the above, the Buyer may pledge or grant security interests over its rights under this Agreement for the purpose of financing the transaction contemplated by this Agreement, including (a) any refinancing of existing indebtedness of the Company and (b) any other facilities provided to the Buyer and/or the Company in addition to such financing.

14.7	Partial Invalidity

14.7.1	If any provision of this Agreement or the application of it shall be declared or deemed void, invalid or unenforceable in whole or in part for any reason, the remaining provisions of this Agreement shall continue in full force and effect. The Parties shall seek to amend such void, invalid or unenforceable provisions and thereby this Agreement in order to give effect to, so far as is possible, the spirit of this Agreement and to achieve the purposes intended by the Parties.

14.8	Seller’s Representative

14.8.1	Mr. Erik Sollenberg is hereby constituted and appointed as agent (the “Seller’s Representative”) for and on behalf of the Seller to give and receive notices and communications under this Agreement, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration and comply with orders of courts and awards of arbitrators with respect to claims by the Buyer and to take all actions necessary or appropriate in the judgment of the Seller’s Representative for the accomplishment of the foregoing. Notice or communications to or from the Seller’s Representative shall constitute notice to or from the Seller.

14.8.2	The Seller’s Representative shall not be liable for any act done or omitted hereunder as Seller’s Representative while acting in good faith and in the exercise of reasonable judgment, and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith. The Seller shall indemnify the Seller’s Representative and hold him harmless against any loss, liability or expense incurred and arising out of or in connection with the acceptance or administration of his duties hereunder, except for gross negligence or bad faith on the part of the Seller’s Representative.

14.9	Counterparts of this Agreement

14.9.1	This Agreement has been executed in two (2) identical counterparts, one (1) for the Seller and one (1) for the Buyer.

15	Governing Law

15.1	Swedish law

15.1.1	This Agreement shall be governed by and construed in accordance with the laws of the Kingdom of Sweden.

16	dispute resolution

16.1	Arbitration

16.1.1	Any dispute, controversy or claim arising out of, or in connection with, this Agreement, or the breach, termination or invalidity of the Agreement, shall be finally settled by arbitration in accordance with the Rules of the Arbitration Institute of the Stockholm Chamber of Commerce.

16.1.2	The arbitral tribunal shall be composed of three arbitrators. The seat of arbitration shall be Gothenburg, Sweden. The oral language to be used in the arbitral proceedings shall be English.

16.1.3	Where a Party initiates arbitral proceedings with reference to this arbitration clause, the Arbitration Institute of the Stockholm Chamber of Commerce shall inform all Parties who are bound by the clause.

16.1.4	If more than one set of arbitral proceedings has been initiated with reference to this arbitration clause, the arbitral tribunal in the proceedings, which were first initiated, shall, following consultation with all affected Parties, decide whether the subsequently initiated proceedings are to be consolidated with those which were initiated first. If the arbitral tribunal considers that a consolidation would lead to a significant delay to one of the proceedings, it may, following consultation with all affected Parties, decide that one or more of the proceedings will be held separately.

16.1.5	The Parties undertake and agree that all arbitral proceedings conducted with reference to this arbitration clause will be kept strictly confidential. This confidentiality undertaking shall cover all information disclosed in the course of such arbitral proceedings, as well as any decision or award that is made or declared during the proceedings. Information covered by this confidentiality undertaking may not, in any form, be disclosed to a third party without the written consent of the other Party. Notwithstanding the above, a Party shall not be prevented from disclosing such information in order to safeguard in the best possible way his rights in connection with the dispute, or if obligated to do so pursuant to statute, regulation, a decision by an authority, a stock exchange agreement or similar.

16.1.6	In case this Agreement or any part of it is assigned or transferred to a third party, such third party shall automatically be bound by the provisions of this arbitration clause.

—oo0oo—

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date and year hereinabove first written.

(THE FOLLOWING PAGE ONLY FOR SIGNATURES)

New York, 27 June 2016	New York, 27 June 2016

MDC Partners UK Holdings Limited	Forsman & Bodenfors ek. för.

/s/ David Ross	/s/ Erik Sollenberg
David Ross	Erik Sollenberg
Authorized Signatory	Chief Executive Officer

Guarantee by MDC Partners Inc.

In the event that the Buyer fails to (i) make any of the payments due by the Buyer or (ii) satisfy any of the indemnification payment obligations of the Buyer, then MDC Partners Inc. shall satisfy in full such payment obligations on behalf of the Buyer. MDC Partners Inc. also agrees to be bound and abide by Sections 11.2, 13 and 16 hereof.

MDC Partners Inc.

/s/ Scott L Kauffman
Scott L. Kauffman
Chief Executive Officer

Schedule 2

definitions

For the purpose of this Agreement, including the preamble and the Schedules hereof, unless expressly otherwise stated or evident in the context, the following capitalized terms shall have the following meanings, the singular (where appropriate) shall include the plural and vice versa, and references to Schedules, Sections or Sub-sections shall be references to schedules, sections and sub-sections of this Agreement.

“Accounting Principles”

mean the accounting methods and estimates, which are in accordance with applicable laws, generally accepted accounting principles in Sweden and referred to in the Group Companies’ Annual Accounts;

“Adjustment Amount”

has the meaning set out in Section 5.1.1;

“Affiliated Person”

means a closely related Person (Sw. närstående) as set out in Chapter 21 § 1 of the Swedish Companies Act (Sw. Aktiebolagslagen (2005:551)) or a Person directly or indirectly controlling, controlled by or under common control with the Seller or the Buyer (as the case may be);

“Agreement”

means this share sale and purchase agreement, including all schedules and documents attached and referred to it;

“Annual Accounts”

means the audited annual accounts of the Group Companies, except for Forsman & Bodenfors Studios AB, 559041-7225, (not available), (including balance sheet, profit and loss account, cash flow statement, notes and management report (Sw. förvaltningsberättelse)) and statements from the auditors of the Group Companies (Sw. revisionsberättelse) for the fiscal year ended on 31 December 2015, attached hereto as Schedule 9.8.1;

“Arbitrational request”

has the meaning as set out in Section 5.3.7;

“Authority Approval”

means any approval, authorization, clearance, consent or permit of a competent national or supranational authority, whether final and non-appealable or not, required by a Party under mandatory laws for the lawful and valid consummation of the sale and purchase of the Shares under this Agreement, excluding, for the sake of clarity, any approvals, authorizations or resolutions of any internal body of a Party or any of its Affiliates;

“Broker”

has the meaning set out in Section 4.3.1;

“Brokerage Agreement”

has the meaning set out in Section 4.3.1;

“Business”

means advertising agency business and therewith compatible business as defined in each of the Group Companies’ articles of association, including, but not limited to, consultancy business in the areas of marketing and advertising, production of journalistic work and information, management and trade with real estate, art and securities;

“Business Day”

means a day when commercial banks are open for general banking business in Sweden;

“Buyer”

means MDC Partners UK Holdings Limited, as further defined in the introductory section of this Agreement;

“Buyer’s Auditor”

means BDO Göteborg KB;

“Buyer’s Calculation”

has the meaning set out in Section 5.2.1;

“Buyer’s Warranties”

means the warranties (Sw. garantier) of the Buyer set out under Section 10 hereinabove;

“Cash Payment”

means any or all of the Initial Purchase Price, Holdback Amount or Supplemental Purchase Price paid by the Buyer under this Agreement in the form of a wire transfer to a Seller’s bank account designated in writing by the Seller;

“Claims”

mean any claim made by the Buyer against the Seller in respect of a Loss;

“Closing”

means the consummation of the sale and purchase of the Shares and the actions referred to under Section 8 of this Agreement;

“Closing Accounts”

means the reviewed (unaudited) consolidated interim accounts of the Group of Companies, including the consolidated balance sheet, profit and loss account and cash flow statement and statements from the auditor of the Group Companies for the period between January 1, 2016 and the Closing Date, to be prepared in conformity with the Accounting Principles;

“Closing Date”

means 1 July 2016 or such other date as the Parties may agree on in writing;

“Company”

means Forsman & Bodenfors AB, as further defined in Section 1.1 of this Agreement;

“Confidential Information”

means any information of any kind or nature whatsoever, whether written or oral, including, without limitation, this Agreement and financial information, trade secrets, customer lists and other information, regarding the Buyer, the Sellers or any Group Company, which is not known to the general public;

“Contract”

means each contract and other undertaking by or to any of the Group Companies, which has been disclosed under the Data Room Documents in Schedule 9.1.1;

“Data Room Documents”

means the documents made available to the Buyer and its advisors, containing commercial, accounting, financial and legal information concerning the Company, as evident from the indexes attached hereto as Schedule 9.1.1;

“Debt”

means the total consolidated financial indebtedness for borrowed funds of the Group Companies, which for the avoidance of doubt entails that debt owed between the Group Companies will not be considered as Debt;

“Dematerialized Floating Charge Certificates”

mean the two dematerialized floating charge certificates granted in the Company’s business under (i) certificate number 20080416.32.01 in the amount of SEK 6,500,000, and (ii) certificate number 20090213.78.01 in the amount of SEK 10,000,000 within SEK 16,500,000;

“Directors”

mean the board members, the deputy board members and the managing directors of any of the Group Companies as at the Closing Date;

“Disputed Amount”

has the meaning set out in Section 5.2.4;

“Encumbrance”

means any option, lien, pledge, mortgage, charge, power of sale, hypothecation, retention of title, right of pre-emption, right of first refusal, licenses or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing;

“Final Claim”

has the meaning as set out in Section 5.3.7;

“GAAP”

means generally accepted accounting principles;

“Group Company”

means the Company or any of the Subsidiaries;

“Group Companies”

mean the Company and the Subsidiaries collectively;

“Holdback Amount”

means an amount of SEK 42,500,000 and referred to in Section 5.3.3;

“Independent Auditor”

means an internationally recognized independent accounting firm as shall be agreed upon by the Parties, however not to be any accounting firm within the BDO or Adrian & Partners AB;

“Initial Purchase Price”

has the meaning set out under Section 4.1;

“Initial Proceeds Shortfall”

has the meaning set out in Section 4.3.4;

“Intellectual Property Rights”

means inventions, patents, trademarks, domain names, trade names, designs, business names, copyrights (including copyrights in software), neighboring rights and database rights, confidential and proprietary information including trade secrets, know-how, and any other rights of a similar kind, whether registered or not, including licenses and applications for the registration of such rights;

“Interim Financial Statements”

mean the consolidated reviewed, but unaudited, accounts of the Group Companies, including balance sheet, profit and loss account and cash flow statement for the period beginning on 1 January 2016 and ending on 30 April 2016, attached hereto as Schedule 9.8.2;

“Key Employee”

means each employee identified in Schedule 9.15.2;

“Licensed Intellectual Property”

means all Intellectual Property Rights licensed to the any of the Group Companies;

“Lock-Up Period”

means the period from the Closing Date until the date immediately following MDC Partners’ public announcement of its financial results for the period ending 30 June 2016 (but not later than 10 August 2016);

“Loss”

means any claim, loss, damage, liability or expense incurred or may incur the Buyer or the Company (including legal, accounting and other expenses for the investigation or defense of any actions or threatened actions), resulting from any breach of any provision of this Agreement;

“Material Adverse Effect”

means a material adverse effect on the condition (financial or otherwise) of the business, assets, results of operations or prospects of the Group Companies taken as a whole;

“MDC Financing”

has the meaning set out in Section 11.2.2 (a);

“MDC Internal Transfer”

has the meaning set out in Section 11.2.2 (a);

“MDC Partners”

mean MDC Partner Inc. a federal company organized under the laws of Canada, having its registered address at 745 Fifth Avenue, 19th Floor New York, New York 10151, USA;

“MDC Sale”

has the meaning set out in Section 11.2.2 (a);

“MDC Shares”

mean the class A shares currently traded under “MDCA” at NASDAQ stock exchange, New York, in MDC Partners;

“Net Working Capital”

means the total cash and cash equivalents plus current assets less the current assumed liabilities, reflected in the Closing Accounts which amount shall be calculated as set out in Schedule A; for the avoidance of doubt using the same accounts and line items;

“Notice of Dispute”

has the meaning set out in Section 5.2.4;

“Ordinary Course of Business”

means within each applicable articles of association the ordinary course of business of the Group Companies as consistently conducted by the Seller or each Group Company, as the case may be;

“Owned Intellectual Property”

means all Intellectual Property Rights owned by any of the Group Companies;

“Party”

has the meaning set out in the introductory section of this Agreement referring to the Seller or the Buyer, as the case may be, or a legitimate successor thereof bound by this Agreement;

“PBT”

means the Group Companies’ consolidated net income (loss) before corporate income tax, determined in accordance with the Accounting Principles and provided that PBT 2016 shall be determined applying such principles in the same manner as was used when PBT 2015 was determined. Thereby, the following shall apply:

(i)	payments by any of the Group Companies to the Buyer or its affiliates of any general management fees or corporate overhead amounts, other than for reimbursement of costs where such costs would have otherwise been incurred at arm’s length or unless such payments have been approved in writing by the Seller, shall not be treated as an expense;

(ii)	accrual of any component of any Initial Purchase Price and/or Supplemental Purchase Price payments made pursuant to this Agreement shall not be treated as an expense;

(iii)	the income of any Group Company shall be included only in proportion to the Company’s direct or indirect ownership in such Group Company;

(iv)	any extraordinary or unusual gains or losses, gains or losses from the sale of any capital assets, and any gains or losses recognized by any of the Group Companies in connection with the sale or other disposition of any investments by any of the Group Companies shall be excluded from income;

(v)	adjustments shall be made for expenses related to adaptations to the Buyer’s standards;

(vi)	any indemnifiable losses which are fully assumed by the Seller for which the Buyer has been reimbursed, shall not be treated as an expense, and there shall be excluded from income any amount received by Buyer or any of its affiliates pursuant thereto;

(vii)	any indemnity payments made by the Buyer to Seller or its affiliates shall not be treated as an expense;

(viii)	interest income and interest expense incurred by the Company shall be excluded;

(ix)	any interest costs or transaction fees incurred by the Company or any of its Subsidiaries resulting from any MDC Partners debt financing shall not be treated as an expense except to the extent incurred by the Company under the overall cash management and banking program of MDC Partners;

(x)	income or loss, as the case may be, recognized in a foreign currency shall be translated to USD in accordance with GAAP, and foreign exchange gain or loss, if any, shall be recognized in accordance with GAAP; provided however, that net foreign exchange gains or losses (in accordance with GAAP) with respect to intercompany loans shall be excluded from PBT unless the Seller and the Buyer shall have consented to such intercompany loan;

(xi)	in the event that the Buyer requires the Company to enter into any transaction between the Company or any of its Subsidiaries and a non-subsidiary affiliate that is not approved by the Seller in writing, any fees or expenses in excess of arm’s length terms, or any interest, foreign exchange or other costs resulting from the failure to receive payments in the ordinary course, shall not be treated as an expense;

(xii)	the fees and expenses of (1) in preparing any PBT calculation and year-end audit, (2) any audit performed in connection with the Sarbanes-Oxley Act of 2002, as amended or modified from time to time, or any successor statute, and any rules and regulations promulgated thereunder and (3) any preparation of income tax returns, reports and related schedules, in excess of SEK 600,000 in any calendar year, shall not be treated as an expense;

(xiii)	appropriations (Sw. bokslutsdispositioner) resulting in untaxed reserves shall be excluded; and

(xiv)	any distribution by the Seller of any Initial Purchase Price or Supplemental Purchase Price proceeds to its members, or to any employee of any of the Group Companies shall not be treated as an expense.

Any disagreement regarding PBT calculations shall be referred to Section 16 (Dispute Resolution) herein;

“PBT 2015”

means the amount of SEK 56,672,286 and calculated as “PBT 2015” as set out in Schedule B;

“PBT 2016”

means the PBT for the fiscal year 2016;

“Person”

means any individual, firm, company, corporation or other corporate body, government, state or agency of a state or any joint venture, trust, association or partnership (general or limited), whether or not incorporated, and whether or not its owners enjoy limited liability, and any other legal entity;

“Restricted Shares”

mean any MDC Shares paid to the Seller pursuant to a Stock Payment;

“SEC”

has the meaning set out in Section 11.1.1;

“SEK”

means the lawful currency in Sweden – (Sw. svenska kronor);

“Seller”

means the legal person as defined in the introductory section of this Agreement;

“Seller’s Auditor”

means Adrian & Partners AB;

“Seller’s Knowledge”

means the actual knowledge of each of the Key Employees after having made reasonable due inquiries;

“Seller’s Representative”

has the meaning set out in Section 14.8;

“Seller’s Warranties”

means the warranties (Sw. garantier) of the Seller set out under Section 9;

“Shares”

means the shares referred to in Section 1.2 and subject to transfer according to this Agreement;

“Signing Date”

means the date upon which the Parties have signed this Agreement;

”Specific Indemnities”

have the meaning set out in Section 12.1.3;

“Stated Claim”

has the meaning set out in Section 5.3.5;

“Statutory Books”

mean the shareholders’ register and minutes from shareholders’ meetings and board meetings relating to any of the Group Companies;

“Stock Payment”

means any or all of the Initial Purchase Price, Holdback Amount or Supplemental Purchase Price paid by the Buyer under this Agreement in the form of MDC Shares into a securities account designated in writing by the Seller;

“Subsidiary/Subsidiaries”

mean any or all or any combination of (i) Forsman & Bodenfors Factory AB, 556559-8298; (ii) Forsman & Bodenfors Studios AB, 559041-7225; (iii) Forsman & Bodenfors Inhouse AB, 556750-0920; (iv) Happy Forsman & Bodenfors AB, 556333-0694; and (v) Kollo AB, 556585-7306;

“Supplemental Purchase Price”

has the meaning as set out under Section 4.2;

“Target Working Capital”

means a working capital (determined the same way as Net Working Capital) of SEK 35,500,000;

“Taxes”

means all direct and indirect taxes and charges, social security fees (Sw. sociala avgifter), fees, duties and other assessments (including but not limited to any income tax, whether actual or deemed), sales tax, use tax, transfer tax, transaction tax, investment tax, capital tax, real property tax, value added tax, withholding tax, employment tax, asset holding tax or registration tax, preliminary tax under the Swedish Tax Payment Act (Sw. skattebetalningslagen (1997:483)), or the equivalent legislation in any relevant jurisdiction, or any amendments or replacements thereof, and deferred taxes, wherever arising, together with any interest, penalties, residual tax charges or addition to tax;

“Third Party Claim”

means any claim by a third party (including tax and other authorities) against any of the Group Companies provided that such claim could give rise to a Claim;

“Trading Period”

has the meaning as set out in Section 4.3.2;

“USD”

means the lawful currency in the United States of America – (Sw. amerikanska dollar);

“Working Capital Deficit”

means the amount by which the Net Working Capital is less than the Target Working Capital; and

“Working Capital Surplus”

means the amount by which the Net Working Capital exceeds the Target Working Capital.